SEC FILE NUMBER
001-35437
CUSIP NUMBER
300439106

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EveryWare Global, Inc.

Full Name of Registrant

ROI Acquisition Corp.

Former Name if Applicable

519 North Pierce Avenue

Address of Principal Executive Office (Street and Number)

Lancaster, Ohio 43130

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Following a stress test analysis of the forecasted results of EveryWare Global, Inc. (the “Company”), the Company’s auditor informed the Company that it believes there is substantial doubt that cash flows from operations and borrowing capacity under the ABL Facility will allow the Company to continue as a going concern. In particular, the Company’s forecasted results and certain “downside’ scenarios could cause the Company to fail to meet certain of its financial covenants in its Term Loan and/or not have sufficient liquidity to operate the business. The inclusion of a going concern qualification would constitute a default under the Company’s Term Loan. Following discussions with a committee of the Company’s Term Loan lenders regarding the willingness of such lenders to waive such default and/or amend the terms of the Term Loan, the Company determined that a restructuring under Chapter 11 of the U.S. Bankruptcy Code would be required with the goal of creating a sustainable capital structure for the Company.

The Company, certain of the lenders under the Company’s Term Loan that collectively hold 65.6% of the outstanding principal amount of the Term Loans (the “Consenting Term Lenders”) and certain holders of the Company’s preferred stock or common stock have entered into a Restructuring Support Agreement (“RSA”) that sets forth the terms under which the Consenting Lenders will provide additional liquidity to the Company in connection with a restructuring of the Company’s indebtedness under the Term Loan.

The RSA contemplates that the restructuring would be completed through a prepackaged plan of reorganization under Chapter 11 of the Bankruptcy Code. The RSA contemplates that the Consenting Term Lenders will make available up to $40 million in debtor-in-possession financing (“DIP Financing”) to be used in accordance with the Company’s budget under the RSA, including, without limitation: (i) to pay (a) all amounts due to DIP lenders and the administrative agent under the DIP (the “DIP Agent”) as provided under the DIP Facility and (b) all professional fees and expenses (including legal, financial advisor, appraisal and valuation-related fees and expenses) incurred by DIP lenders and the DIP Agent, including those incurred in connection with the preparation, negotiation, documentation and court approval of the DIP Facility and (ii) to provide working capital, and for other general corporate purposes of the Debtors and their subsidiaries, and to pay administration costs of the Chapter 11 Cases and claims or amounts approved by the Bankruptcy Court. The $248.6 million of Term Loans will be converted into common stock representing 96% of the Company’s common stock following emergence from bankruptcy and the holders of the Company’s preferred stock and common stock would receive common stock representing 2.5% and 1.5% of the Company’s common stock following emergence from bankruptcy. Unless, in the opinion of a majority of the Consenting Term Lenders, distribution of common stock would not require the Company to file reports under Section 13(a) of the Securities Exchange Act of 1934, as amended, distributions to holders of the Company’s common stock will be made either (i) in the form of cash; (ii) to a trust that would liquidate the shares of common stock to be received and distribute the proceeds to the holders. Holders of general unsecured claims would be paid in full in the ordinary course; or (iii) by some other mechanism acceptable to the debtors and the Consenting Term Lenders. The terms of the RSA are described in greater detail in a Form 8-K filed today by the Company. There can be no assurance that the transaction contemplated in the RSA will be completed on the terms contemplated therein or that the milestones described therein will be met.

The combination of the diversion of management’s attention and the impact of the outcome of these negotiations on the Company’s disclosure contained in the Form 10-K has resulted in the Company being unable to file its Form 10-K for the fiscal year ended December 31, 2014 within the prescribed time period without unreasonable effort or expense. The Company’s auditor has told the Company that it will issue its opinion with an explanatory paragraph regarding the Company’s ability to continue as a going concern.

The Company expects to file its Annual Report on Form 10-K as soon as practicable and no later than April 15, 2015, as prescribed by Rule 12b-25, although no assurance can be given in this regard.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joel Mostrom	740	687-2500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).	☒	YES	☐	NO

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☒	YES	☐	NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates, based on the information currently available to it, that its results of operations for the year ended December 31, 2014 will include significant changes from the results of operations for the year ended December 31, 2013.

Financial Results for the Year Ended December 31, 2014

Based on preliminary results, the Company’s total revenue decreased by $53.6 million, or 13.1%, to $354.0 million for the year ended December 31, 2014. The decrease in total revenue was driven by decreases in net sales in all of the Company’s segments. Within the Company’s consumer, foodservice and specialty segments, the Company’s customer orders were negatively impacted by the Company’s facility shutdown during 2014, lower order fulfillment rates and customer uncertainty surrounding the company, resulting from the Company’s lender negotiations in 2014 and liquidity concerns.

Cost of sales decreased $19.0 million, or 5.8%, to $309.7 million for the year ended December 31, 2014. The decrease is primarily due to lower product costs associated with the sales volume decline, lower excess and obsolete inventory write-downs principally due to the $5.9 million inventory adjustment recorded in 2013, partially offset by $22.4 million of lower overhead absorption resulting from substantially lower production levels as a result of the Company’s decision to temporarily close its two U.S. manufacturing facilities, and to a lesser degree, higher utility costs resulting from the colder than normal winter, higher freight and packaging costs, and higher employee benefit costs.

Gross margin as percentage of total revenue was 12.5% for the year ended December 31, 2014, as compared to 19.3% for the year ended December 31, 2013. The change in gross margin rate was primarily due to lower overhead absorption resulting from substantially lower production levels as a result of the Company’s decision to temporarily close its two U.S. manufacturing facilities, higher factory costs, and the mix of sales by segment for the year. In addition, in the fourth quarter of 2013, the Company recorded an inventory adjustment of $5.9 million.

Total operating expenses increased $16.5 million to $80.6 million for the year ended December 31, 2014. Total operating expenses as a percentage of total revenues increased 7.1% from 15.7% for the year ended December 31, 2013, to 22.8% for the year ended December 31, 2014.

Interest expense increased $4.1 million to $24.0 million for the year ended December 31, 2014. The increase in interest expense is attributable to higher average outstanding debt balances and higher average interest rates resulting from the Company’s amendment of the Term Loan in 2014, which included an increase in the applicable interest rate margin of 2.00% for both Eurodollar Rate and Base Rate borrowings, of which 0.25% is payable in cash on a monthly basis and 1.75% is payable in kind on a quarterly basis.

Net loss from continuing operations increased $87.0 million to a net loss of $102.5 million for the year ended December 31, 2014, primarily as a result of the factors discussed above.

Financial Results for the Three Months Ended December 31, 2014

Total revenue for the three months ended December 31, 2014 decreased $19.1 million, or 16.6%, to $96.1 million. The decrease in revenue is attributable to declines in our Consumer, Specialty, and Foodservice segments of $9.0 million, $6.9 million, and $2.2 million, respectively. The sales decline was the result of moving away from lower margin products, missed seasonal promotional sales opportunities, challenging order fulfillment rates and customer uncertainty regarding the company stemming from lender negotiations which occurred in the second and early third quarter of this year.

Cost of sales decreased $21.8 million, or 21.5%, to $79.5 million for the three months ended December 31, 2014. The decrease is primarily due to lower product costs associated with the volume decline, the impact of the unfavorable $5.9 million inventory adjustments recorded in the fourth quarter of 2013, partially offset by $4.3 million of lower overhead absorption resulting from idling one of our glass furnaces during the first quarter of 2014.

Gross margin as a percentage of total revenue was 17.3% for the three months ended December 31, 2014, as compared to 12.1% for the three months ended December 31, 2013. The net increase in gross margin rate as compared to the prior year was primarily due to the impact of the unfavorable inventory adjustment recorded in the prior year period offset by lower factory overhead absorption in the three months ended December 31, 2014 resulting from reduced glass production levels.

Total operating expenses for the three months ended December 31, 2014 decreased $4.8 million, or 25.0%, to $14.4 million. The decrease was primarily the result of lower consulting and legal fees related to cost savings and restructuring initiatives and lower selling and incentive related costs.

Income from continuing operations for the three months ended December 31, 2014, was $2.3 million. The increase of $7.5 million was primarily due to lower consulting and legal fees related to cost savings and restructuring initiatives, lower selling and incentive related costs and the unfavorable inventory adjustment recorded in the prior year period, partially offset by lower factory overhead absorption resulting from reduced glass production levels.

The preliminary results of operations for the year ended December 31, 2014 and the three months ended December 31, 2014 included in this Form 12b-25 are preliminary and unaudited and remain subject to further review, finalization of the Company’s year-end financial reporting process and audit.

Cautionary Statement Regarding Forward-Looking Statements

This notification of late filing contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. For this purpose, any statements contained herein that are not statements of historical fact regarding industry outlook, financial covenant compliance, anticipated effects of acquisitions, production of new products, plans for capital expenditures, and the Company’s results of operations or financial position and liquidity, may be deemed to be forward-looking statements. Without limiting the foregoing, the words “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target,” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements represent management’s current expectations and are inherently uncertain. Investors are warned that actual results may differ from management’s expectations. Additionally, various economic and competitive factors could cause actual results to differ materially from those discussed in such forward-looking statements, including, but not limited to, such risks relating to (i) the conclusion that there is substantial doubt about our ability to continue as a going concern based on current forecasts, the assumptions underlying those forecasts and the impact that positive or negative changes in the operational and other matters assumed in preparing the forecasts would have on our ability to continue as a going concern; (ii) whether the transactions contemplated by the RSA will be finalized on the terms contemplated in the RSA so as to permit access by the Company to funds contemplated in the proposed DIP Financing; (iii) loss of customers; (iv) the limited recovery for holders of our common stock resulting from the Chapter 11 proceedings; (v) increased costs related to the Chapter 11 proceedings; (vi) loss of customer orders, disruption in our supply chain and loss of the ability to maintain vendor relationships; (vii) general economic or business conditions affecting the markets we serve; (viii) our ability to attract and retain key managers; (ix) risks associated with conducting business in foreign countries and currencies; (x) increased competition in our markets; (xi) the impact of changes in governmental regulations on our customers or on our business; (xii) the loss of business from a major customer; and (xiii) our ability to obtain future financing due to changes in the lending markets or our financial position. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by such cautionary statements.

EveryWare Global, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2015	EveryWare Global, Inc.

	By:	/s/ Joel Mostrom
	Name:	Joel Mostrom
	Title:	Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).